May 31, 2011

Jesse P. Kanach, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Suite 900
Washington, DC 20004

Re: Miller/Howard Fund
    File Nos. 333-173849 and 811-22553

Dear Mr. Kanach:

On May 2, 2011, you filed a registration statement on Form N-2 for Miller/Howard Fund
(the "Fund") in connection with the registration of its common shares. We have reviewed the
registration statement, and have provided our comments below. For convenience, we have
generally organized our comments using the headings, defined terms and page numbers found in
the registration statement.

PROSPECTUS:

Cover Page

1.   The third paragraph of this page states that the Fund may invest in "other securities" in its
discretion. Please describe these "other securities."

Inside Cover Page

2.   The paragraph preceding the offering table states that, if the Fund's shares are purchased
in the initial public offering and sold on the New York Stock Exchange, the potential risk of loss
is theoretically unlimited, but that such a loss "is not a likely occurrence given the Fund's
principal investment strategy." Please remove the assurance that a loss of this type is unlikely.
Alternatively, please explain to us why the Fund's principal investment strategy makes a loss of
this type an unlikely occurrence. See Instruction to Item 1(i) of Form N-2.

Summary of Terms — Investment Strategy (Page 2)

3.   Disclosure in the "Summary of Risk Factors and Special Considerations" section lists several risks that do not correspond to an investment type disclosed in the summary of the "Investment Strategy" section. Please disclose in the summary of the "Investment Strategy" section the specific security types (e.g., small capitalization securities, below investment grade securities, emerging markets securities) that correspond to the risk factors cited. Also, please provide the market capitalization and maturity range policies for the equity and fixed income securities of the Fund.

Summary of Terms — Use of Proceeds (Page 2)

4.   This section states that investment of proceeds is expected to be substantially completed within three months, but that "changes in market conditions" could result in the Fund's anticipated investment period extending to as long as six months. Please describe the specific changes in market conditions that may result in a delay of this type. See Guide 1 to Form N-2.

Summary of Risk Factors and Special Considerations (Page 4)

5.   *Concentration Risk.* This section states that, during any period of time in which issuers that produce a high level of income are concentrated within a particular industry or industries, the Fund may concentrate its investments in such industry or industries. Freedom of action to concentrate pursuant to management's investment discretion, without shareholder approval, has been considered by the staff of the Commission to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act of 1940, unless the statement of investment policy clearly indicates when and under what specific conditions any changes between concentration and non-concentration would be made. Accordingly, please describe with specificity when and under what conditions any changes between concentration and non-concentration would be made. Additionally, please specify the industry or group of industries in which the Fund will concentrate. Finally, please make appropriate changes to the Fund's fundamental concentration policy on page 43 of the prospectus. We may have additional comments based on your response.

Summary of Fund Expenses (Page 16)

6.   Below the heading "Annual Fund Expenses" is a caption for "Administration Fee." Please delete this caption and include the amount of this fee in "Management Fee," or move this to a subcaption of "Other Expenses." See Instruction 7(a) to Item 3 of Form N-2.

7.   Below the caption "Total Annual Expenses" is an additional caption for "Total Net Annual Expenses." Please delete this latter caption, as it is neither required nor permitted by Form N-2.

8.   The footnote to the Annual Fund Expenses table states that "Other Expenses have been estimated based on amounts for the current fiscal year." Please change the language of the

footnote to state that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Investment Approach (Page 18)

9.   Disclosure in the first paragraph states that the Fund may participate in certain derivative transactions. Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, and make appropriate revisions. See http://www.sec. gov/divisions/investment/guidance/ici073010.pdf.

Risk Factors and Special Considerations (Page 29)

10.   *Counterparty Risk*. Disclosure provides that the Fund will be subject to credit risk with regard to the counterparties to the derivative contracts purchased by the Fund. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

11.   *Leverage Risk* (Page 41). Disclosure provides that, although the Fund currently does not intend to use significant amounts of leverage, it reserves the right to do so. Please include on the cover page of the prospectus a cross-reference to the discussion of leverage risks. See Guide 6 to Form N-2 and Item 1.j. of Form N-2.

Non-Fundamental Investment Policies and Restrictions (Page 43)

12.   This section provides disclosure regarding the Fund's non-fundamental investment policies, which may be changed without shareholder approval. Please disclose the advance notice to be provided to shareholders regarding changes to non-fundamental investment policies.

Trustees and Officers (Page 44)

13.   Disclosure in the table provides the principal occupation(s) of the Fund's directors during the past five years, as well as other directorships/trusteeships held by the Fund's directors. Please modify the table or otherwise disclose any directorships held during the past five years by each director. See Item 17.6 (b) of Form N-2.

14.   We note that most of the information regarding the Fund's directors has not been provided. Please ensure that disclosure provided in the pre-effective amendment satisfies the requirements of Item 18 of Form N-2.

Tax Aspects — U.S. Shareholders (Page 52)

15.   *Distributions*. This paragraph describes the tax consequences to shareholders associated with a return of capital. Please add disclosure in this section that distributions in excess of the

Fund's current and accumulated earnings and profits represent a return to shareholders of the money they originally invested in the Fund.

GENERAL COMMENTS

16.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

18.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

19.   Please advise us whether or not the Fund is seeking FINRA approval. Please also advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

20.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

21.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Jesse P. Kanach, Esq.
May 31, 2011
Page 5

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Law Clerk